MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6

(the “Company”)
ITEM 2 Date of Material Change
September 26, 2006
ITEM 3 Press Release
A press release was disseminated on September 26, 2006 through various approved media, and was filed through the SEDAR system on September 26, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (“Great Basin” or the “Company”) advises its shareholders that the South African Reserve Bank (“SARB”) has given approval for the secondary listing of Great Basin on the Johannesburg Stock Exchange (“JSE”).
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 26th day of September 2006
      /s/ Jeffrey R. Mason
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com	TSX: GBG AMEX: GBN
GREAT BASIN ANNOUNCES RESERVE BANK APPROVAL FOR SECONDARY
LISTING ON THE JOHANNESBURG STOCK EXCHANGE
September 26, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (“Great Basin” or the “Company”) advises its shareholders that the South African Reserve Bank (“SARB”) has given approval for the secondary listing of Great Basin on the Johannesburg Stock Exchange (“JSE”). Great Basin intends to list its share capital on the JSE during October 2006, as well as retaining its listings on TSX and AMEX. In terms of Section H of the SARB Exchange Control Rulings, any foreign company wishing to list on the JSE requires prior approval by the SARB’s Exchange Control Department. The approval from the SARB was one of the last remaining conditions required by the JSE to allow the listing to proceed.
President and CEO Ferdi Dippenaar commented:
“Since announcing the results of the Burnstone Feasibility Report, and subsequent commencement of construction of the decline at the Burnstone site, there has been increasing local interest in the Company. By listing on the JSE, we will be offering South African investors exposure to both our development projects in South Africa as well as our high grade gold and silver deposit in Nevada, USA. When in production, both are expected to be shallow, low cash cost operations.
In addition to the area under development at Burnstone and the deposit being assessed by feasibility studies at Hollister, there is excellent exploration potential at both properties. Exploration programs currently underway at each site to test this additional potential.”
This announcement is not a full pre-listing statement or prospectus. Copies of the Pre-Listing Statement will be made available on the company’s website at www.greatbasingold.com.
For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, potential future costs, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions, actual mining conditions, increased construction and development costs, costs and efficiency of labor, and costs of materials. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.